FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


For the month of February, 2003

Commission File Number 001-16125


                    Advanced Semiconductor Engineering, Inc.
            ( Exact name of Registrant as specified in its charter)

                               26 Chin Third Road
                         Nantze Export Processing Zone
                               Kaoshiung, Taiwan
                               Republic of China
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F X      Form 40-F
                                  ---              ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes                     No X
                            ---                    ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
Not applicable
--------------



                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             ADVANCED SEMICONDUCTOR
                                             ENGINEERING, INC.

        Date: February 19, 2003              By: /s/  Joseph Tung
                                                 -------------------------------
                                                 Name:  Joseph Tung
                                                 Title: Chief Financial Officer

Advanced Semiconductor Engineering, Inc.                          [LOGO OMITTED]


FOR IMMEDIATE RELEASE

Contact:

ASE, Inc.                                  Joseph Tung, CFO/Vice President
                                           Freddie Liu, Assistant Vice President
Room 1901, No. 333, Section 1
Keelung Road, Taipei, Taiwan, 110          ir@aseglobal.com

Tel: + 886-2-8780-5489                     http://www.aseglobal.com
Fax: + 886-2-2757-6121


         ADVANCED SEMICONDUCTOR ENGINEERING, INC. REPORTS CONSOLIDATED
           YEAR 2002 FOURTH-QUARTER AND FULL-YEAR FINANCIAL RESULTS

Taipei, Taiwan, R.O.C., February 18th, 2003 - Advanced Semiconductor Engineering, Inc. (TAIEX: 2311, NYSE: ASX), ("ASE", or the "Company"), one of the world's largest independent providers of semiconductor packaging and testing services, today reported fourth-quarter revenues1 of NT$12,854 million, up 8% sequentially and up 25% from the year ago period. Full-year revenues were NT$45,587 million, up 19% from 2001.

In the fourth quarter of 2002, the Company's consolidated subsidiary, ASE Test Limited, took a NT$1,226 million non-cash impairment charge against some of its test equipment to reflect the decline in economic values. As a result, the Company's net loss amounted to NT$29 million in the fourth quarter ended December 31, 2002. Diluted loss per share for the quarter was NT$0.01, or US$0.001 per ADS2. Excluding the impairment charge, the Company's net income for the fourth quarter was NT$590 million, and earnings per share were NT$0.19, or US$0.03 per ADS.

For the twelve months ended December 31, 2002, the Company's net income totaled NT$129 million, representing earnings per share of NT$0.04 or earnings per ADS of US$0.006. Excluding the one-time impairment charge, net income for the full year 2002 amounted to NT$748 million, or NT$0.24 per share, or US$0.035 per ADS.

"We are pleased with our performance in 2002," commented Mr. Jason Chang, Chairman of ASE. "Even though the overall semiconductor industry remained lackluster throughout the year, we have delivered our commitment to shareholders in achieving sequential revenue growth and margin improvement every quarter. As a result of our continuing investment in research and development, as well as the leading-edge assembly and test capacity, we were able to capture the "sweet spot" in the subcontract IC backend business. The worldwide IC backend manufacturing capacity may not have reached an equilibrium stage, but we witnessed growing demand for high-end fine pitch wirebonding and flip-chip assembly capacity. While many industry players have been constrained financially, ASE has been able to align its capital spending to meet its customers' present and future requirements, thus further expanding market share, especially with leading IDMs."

Mr. Chang concluded his comment by saying: "Aside from expanding our market share through superior service offerings, we are also committed to improving our profitability. The IC assembly and test business has gone through a revolutionary change. The key differentiating factors among all the subcontractors are no longer price, but rather the completeness of the services and the availability and capability of providing cutting-edge capacity. ASE is striving to set a new industry standard in terms of cycle time, service quality and technical capabilities. These elements are becoming ASE's core competence that will further differentiate ourselves from our competitors."

--------------------
1 All financial information is in accordance with generally accepted accounting principles in the Republic of China and was unaudited.
2 One ADS is equal to 5 shares of the Company.


                                       1                       February 18, 2003

Advanced Semiconductor Engineering, Inc.                          [LOGO OMITTED]


Consolidated Financial Results

Fourth Quarter Results

o Net revenues amounted to NT$12,854 million, up 8% sequentially and up 25% versus year ago quarter. The revenue contribution can be broken down into NT$10,058 million from assembly operations, NT$2,788 million from testing operations and NT$8 million from other revenues.
o Revenues from the Company's IDM customers accounted for 57% of total revenues, up 3% sequentially. The Company's top 10 customers contributed 59% of its revenues during the quarter.
o Costs of goods sold were NT$10,532 million and included NT$2,908 million in depreciation expenses.
o Gross profit for the quarter was NT$2,322 million, representing a gross margin of 18%, up from 16% in 3Q02.
o Total operating expenses were NT$3,031 million, including NT$592 million in research and development expenses. Goodwill amortization related to the acquisition of consolidated entities was NT$207 million. Selling, general and administrative expenses totaled NT$1,213 million. A non-cash impairment charge of NT$1,226 million was recognized during the fourth quarter to reflect the declining economic value of certain test equipments owned by ASE Test Limited, a major subsidiary of ASE. As a result of this one-time charge, operating loss amounted to NT$709 million, representing an operating margin of negative 6%. Excluding the impairment charge, total operating expenses amounted to NT$1,805 million, and operating profit would have been NT$517 million, representing an operating margin of 4%.
o Net interest expense for the quarter was NT$417 million. Foreign exchange loss amounted to NT$137 million, as a result of the depreciation of the US dollars against the Japanese Yen.
o The Company recognized an investment loss of NT$77 million from its minority-owned affiliates, including NT$45 million from Hung Ching Construction, NT$38 million from other investee companies and NT$6 million investment income from Universal Scientific Industrial Co., LTD. ("USI"). The goodwill amortization related to non-consolidated affiliates was NT$81 million.
o Loss before tax was NT$1,490 million. The Company recognized an income tax benefit of NT$551 million during the quarter. Minority interest adjustment for the quarter amounted to NT$910 million.
o Net loss amounted to NT$29 million in the fourth quarter ended December 31, 2002. Without taking the impairment charge, the Company's net income was NT$590 million.
o Based on Company's 3,090,678,000 shares outstanding3, the Company's loss per share for the fourth quarter of 2002 was NT$0.01, or US$0.001 per ADS. Excluding the one-time charge, earnings per share and earnings per ADS were NT$0.19 and US$0.03, respectively.

      --------------------------------------------------------------------------
                                                       Q4/02 - Excluding
      In NT$ Million               Q4/02 Actual   %    Impairment Charge    %
      --------------------------------------------------------------------------
      Net revenues                    12,854     100         12,854       100
      --------------------------------------------------------------------------

      --------------------------------------------------------------------------
      Cost of goods sold              10,532      82         10,532        82
      --------------------------------------------------------------------------
      Gross profit                     2,322      18          2,322        18
      --------------------------------------------------------------------------

      --------------------------------------------------------------------------
      Operating expenses               3,031      24          1,805        14
      --------------------------------------------------------------------------
                         R&D             592       5            592         5
      --------------------------------------------------------------------------
                         SG&A          1,213       9          1,213         9
      --------------------------------------------------------------------------
             Impairment charge         1,226      10              0         0
      --------------------------------------------------------------------------
      Operating profit                  (709)     (6)           517         4
      --------------------------------------------------------------------------

---------------
3 Effective January 1, 2002, ROC GAAP requires that the Company's stocks held and owned by its subsidiaries be presented as treasury stocks. As a result of this ROC GAAP change, total number of outstanding shares used in calculating the Company's EPS has been reduced from 3,254,800,000 shares to 3,090,678,000 shares, reflecting a deduction of 164,122,000 shares representing Company's stock held by its subsidiaries.

                                       2                       February 18, 2003

Advanced Semiconductor Engineering, Inc.                          [LOGO OMITTED]

2002 Full-Year Results

o The Company's full-year revenues were NT$45,587 million, an increase of 19% versus the previous year. Assembly revenues were NT$35,515 million, up 23% compared to the previous year. Testing revenues amounted to NT$10,061 million, an increase of 6% over 2001. The testing business recovered in a slower pace compared to the assembly business as a result of higher level of overcapacity in the testing industry.
o Gross profit increased 31% year-on-year to NT$7,095 million. Gross margin improved to 16% from 14% in 2001. Total depreciation expenses increased from NT$10,375 million in the previous year to NT$11,398 million, as a result of increased capital investment in advanced assembly and testing equipment. As a percentage of total revenues, depreciation expenses decreased from 27% in 2001 to 25% in 2002, reflecting higher level of the Company's equipment utilization in 2002.
o Research and development expenses increased 36% to NT$2,049 million, or 1% in terms of total revenues. Selling, general and administrative expenses, excluding the one-time impairment charge, increased 3% to NT$4,505 million. As a percentage of total revenues, however, SG&A expenses were down from 11% to 10%, as a result of our continuous effort in controlling expenses.
o Net interest expense reduced to NT$1,579 million from NT$1,739 million in 2001, reflecting the lower interest rate in 2002, as well as the retirement of the US$200 million Euro-convertible bond in the third quarter of 2002.
o The Company's full-year net income was NT$129 million, or NT$748 million excluding the one-time asset impairment charge. Earnings per share were NT$0.04, or US$0.006 per ADS. Excluding the one-time impairment charge, earnings per share were NT$0.24, or US$0.035 per ADS.

      --------------------------------------------------------------------------
                                                       2002 - Excluding
      In NT$ Million                2002 Actual  %    Impairment Charge   %
      --------------------------------------------------------------------------
      Net revenues                    45,587     100         45,587      100
      --------------------------------------------------------------------------

      --------------------------------------------------------------------------
      Cost of goods sold              38,492      84         38,492       84
      --------------------------------------------------------------------------
      Gross profit                     7,095      16          7,095       16
      --------------------------------------------------------------------------

      --------------------------------------------------------------------------
      Operating expenses               7,780      17          6,554       15
      --------------------------------------------------------------------------
                           R&D         2,049       5          2,049        5
      --------------------------------------------------------------------------
                          SG&A         4,505      10          4,505       10
      --------------------------------------------------------------------------
             Impairment charge         1,226       2              0        0
      --------------------------------------------------------------------------
      Operating profit                  (685)     (2)            540       1
      --------------------------------------------------------------------------

CAPITAL EXPENDITURES AND LIQUIDITY

o    Capital expenditures in Q4 2002 totaled US$106 million.
     - The breakdown of the capital expenditures by operations is as follows: US$66 million for assembly operations, US$30 million for testing operations and US$10 million for material manufacturing operations.
o For the full year 2002, the Company spent US$417 million in capital expenditures, an increase of US$188 million, or 82% over 2001 CapEx. Of the US$417 million capital expenditures made by the Company, NT$232 million was for assembly operations, NT$133 million was for testing operations, and NT$52 million was for material manufacturing operations.
o EBITDA for the quarter totaled NT$3,681 million. Full year EBITDA was NT$13,925 million, an increase of 14% compared to 2001 EBITDA.
o As of December 31, 2002, the Company had cash on hand plus short-term investment of NT$11,867 million, as compared to NT$12,445 million as of September 30, 2002.
o As of December 31, 2002, the Company had total bank debt of NT$35,501 million, consisting of NT$6,289 million of revolving working capital loan, NT$5,855 million of current portion of long-term debt and NT$23,357 million of long term debt. Total unused banking facilities

                                       3                      February 18, 2003

Advanced Semiconductor Engineering, Inc.                          [LOGO OMITTED]

     amounted to NT$10,501 million.
o    Total number of employees reached 20,401 as of December 31, 2002.

Business Review

Assembly Operation

o Revenues generated from the Company's assembly operations were NT$10,058 million during the quarter, up 9% sequentially and an increase of 25% year-over-year. The revenue growth was attributed to both higher volume and a 1% ASP increase. For the full-year 2002, assembly revenues increased 23% to NT$35,515 million compared to previous year.
o Fine pitch assembly (i.e., bonding pad pitch below 60 micron) comprised 56% of total assembly revenues, up from 55% in the previous quarter and up from 47% year-over-year. On a full year basis, fine pitch assembly revenues accounted for 54% of total assembly revenues, up from 47% in 2001.
o Revenues from BGA and other substrate-based packages comprised 57% of total assembly revenues during the quarter, up from 53% from the previous quarter and remained unchanged compared to one year ago.
o Gross margin of the assembly operations was 19%, up 2% sequentially and remained unchanged year-over-year. On a full-year basis, assembly gross margin improved to 18% in 2002 from 16% in 2001.
o The average utilization rate of the assembly operations was around mid-70%. The fine pitch assembly and flip-chip assembly capacity operated at near-full utilization.
o Capital spending on the assembly operations amounted to US$66 million, of which US$51 million was for the wirebonding assembly capacity, and US$15 million was for wafer bumping and flip chip assembly capacity. Total capital spending on the assembly operations in 2002 was US$232 million, of which US$44 million was for wafer bumping and flip-chip assembly operation and the US$188 million was for wirebonding assembly operation.
o As of December 31, 2002, there were 4,393 wirebonders in operations, and 70% of which were capable of performing fine pitch wirebonding services. A total of 263 wirebonders were added and 44 wirebonders were rendered obsolete during the fourth quarter of 2002. During 2002, the Company added 889 wirebonders and disposed 268 wirebonders, resulted in a net increase of 621 wirebonders.


Testing Operations

o Revenues generated from the Company's testing operations were NT$2,788 million, up 5% sequentially and up 28% year-over-year. Full-year testing revenues amounted to NT$10,061 million, up 6% compared to 2001.
o Of the total testing revenues, 83% was contributed by the Company's final test operations, 12% by the wafer sort operation, and 5% by the engineering test operation.
o Testing revenue growth came largely from volume increase compared to previous quarter, whereas ASP stayed flat.
o Gross margin of the test operation was 15%, compared to 11% in the previous quarter and negative 3% in the fourth quarter of 2001.
o The average utilization rate of the testing operation was above 60%, with higher utilization rates on advanced tester platforms.
o Capital spending on the testing operations amounted to US$30 million, and total capital spending on the testing operations in 2002 was US$133 million.
o As of December 31, 2002, the Company operated a total of 1,066 testers, including 32 testers added during the quarter.


Material Operations

o Materials revenues were NT$874 million for the quarter, up 20% compared to previous quarter and down 16% versus year-ago period. In the fourth quarter of 2002, ASE Material

                                       4                       February 18, 2003

Advanced Semiconductor Engineering, Inc.                          [LOGO OMITTED]

     supplied 36% of the Company's total PBGA substrate consumption. The materials revenues were not reflected in the Company's consolidated revenues since they were inter-company sales transaction.

Business Outlook

The following statements are based on current expectations. These statements are forward-looking, and actual results may differ materially. Economic and industry conditions remain uncertain, and continue to make it particularly difficult to forecast product demand.

The Company expects in the first quarter of 2003, its
o    consolidated revenues to decline mid-single digit percentage sequentially;
o    gross margin to decline slightly from Q4 2002;
o    operating margin at low single digit percentage.

The Company budgeted US$400 million to US$500 million for capital expenditures for 2003.


About ASE Inc.

ASE Inc. is one of the world's largest independent providers of semiconductor packaging services and, together with its subsidiary ASE Test Limited (Nasdaq:
ASTSF), one of the world's largest independent providers of semiconductor testing services, including front-end engineering testing, wafer probing and final testing services. The Company's international customer base of more than 200 blue-chip customers includes such leading names as Advanced Micro Devices, Inc., Cirrus Logic International Ltd., IBM Corporation, LSI Logic Corporation, Motorola, Inc. , Qualcomm Incorporated and VIA Technology. With advanced-process technological capabilities and a global presence spanning Taiwan, Korea, Hong Kong, Singapore, Malaysia and the United States, ASE Inc. has established a reputation for reliable, high quality products and services. For more information, visit the website, http://www.aseglobal.com


Safe Harbor Notice

This press release contains "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including risks associated with the highly competitive nature of the semiconductor industry, our ability to introduce new packaging and testing technologies in order to remain competitive, our ability to successfully integrate future acquisitions, risks associated with international business activities, our business strategy, general economic and political conditions, possible disruptions in commercial activities caused by natural disasters or industrial accidents, our future expansion plans and capital expenditures, and fluctuations in foreign currency exchange rates. For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed on June 28, 2002.


                                       ##

                                       5                       February 18, 2003

                       Supplemental Financial Information

Consolidated Operations
-------------------------------------------------------------------------------
Amounts in NT$ Millions                   4Q/02           3Q/02           4Q/01
-------------------------------------------------------------------------------
Net Revenues                             12,854          11,861          10,255
-------------------------------------------------------------------------------
Revenues by End Application
-------------------------------------------------------------------------------
Communication                               38%             35%             31%
-------------------------------------------------------------------------------
Computer                                    35%             34%             39%
-------------------------------------------------------------------------------
Automotive and Consumers                    25%             30%             29%
-------------------------------------------------------------------------------
Others                                       2%              1%              1%
-------------------------------------------------------------------------------
Revenues by Region
-------------------------------------------------------------------------------
North America                               54%             59%             65%
-------------------------------------------------------------------------------
Europe                                       7%              7%              4%
-------------------------------------------------------------------------------
Taiwan                                      27%             24%             26%
-------------------------------------------------------------------------------
Japan                                        1%              2%              1%
-------------------------------------------------------------------------------
Other Asia                                  11%              8%              4%
-------------------------------------------------------------------------------
Assembly Operations
-------------------------------------------------------------------------------
Amounts in NT$ Millions                   4Q/02           3Q/02           4Q/01
-------------------------------------------------------------------------------
Net Revenues                             10,058           9,206           8,075
-------------------------------------------------------------------------------
Revenues by End Application
-------------------------------------------------------------------------------
Communication                               37%             34%             30%
-------------------------------------------------------------------------------
Computer                                    38%             37%             42%
-------------------------------------------------------------------------------
Automotive and Consumers                    24%             29%             28%
-------------------------------------------------------------------------------
Others                                       1%              0%              0%
-------------------------------------------------------------------------------
Revenues by Package Type
-------------------------------------------------------------------------------
BGA & other substrate-based                 57%             53%             57%
-------------------------------------------------------------------------------
QFP, TQFP, LQFP                             23%             27%             27%
-------------------------------------------------------------------------------
PDIP, PLCC, SOs                              9%             11%             10%
-------------------------------------------------------------------------------
Others                                      11%              9%              6%
-------------------------------------------------------------------------------
Capacity
-------------------------------------------------------------------------------
CapEx (US$ Millions) *                       66              77              16
-------------------------------------------------------------------------------
Number of Wirebonders                     4,393           4,179           3,780
-------------------------------------------------------------------------------
Testing Operations
-------------------------------------------------------------------------------
Amounts in NT$ Millions                   4Q/02           3Q/02           4Q/01
-------------------------------------------------------------------------------
Net Revenues                              2,788           2,655           2,180
-------------------------------------------------------------------------------
Revenues by End Application
-------------------------------------------------------------------------------
Communication                               40%             38%             36%
-------------------------------------------------------------------------------
Computer                                    24%             24%             29%
-------------------------------------------------------------------------------
Automotive and Consumers                    31%             34%             32%
-------------------------------------------------------------------------------
Others                                       5%              4%              3%
-------------------------------------------------------------------------------
Revenues by Testing Type
-------------------------------------------------------------------------------
Final test                                  83%             83%             84%
-------------------------------------------------------------------------------
Wafer sort                                  12%             10%              8%
-------------------------------------------------------------------------------
Engineering test                             5%              7%              8%
-------------------------------------------------------------------------------
Capacity
-------------------------------------------------------------------------------
CapEx (US$ Millions)*                        30              57              31
-------------------------------------------------------------------------------
Number of Testers                         1,066           1,058           1,082
-------------------------------------------------------------------------------
* Capital expenditure amounts exclude building construction cost.

                                       6                       February 18, 2003

                                   Advanced Semiconductor Engineering, Inc.
                                 Consolidated Summary Income Statements Data
                                   (In NT$ millions, except per share data)
                                                 (Unaudited)

                                           For the three months ended            For the twelve months ended
                                     ---------------------------------------     ---------------------------
                                      Dec. 31        Sep. 30        Dec. 31         Dec. 31         Dec. 31
                                        2002           2002           2001            2002            2001
Net revenues:
  Assembly                              10,058          9,206          8,075          35,515          28,898
  Testing                                2,788          2,655          2,179          10,061           9,459
  Others                                     8              0              0              11              10
                                     ---------      ---------      ---------       ---------       ---------
Total net revenues                      12,854         11,861         10,255          45,587          38,368
                                     ---------      ---------      ---------       ---------       ---------
Cost of revenues                        10,532          9,976          8,817          38,492          32,957
                                     ---------      ---------      ---------       ---------       ---------
Gross Profit                             2,322          1,885          1,437           7,095           5,411
                                     ---------      ---------      ---------       ---------       ---------
Operating expenses:
  Research and development                 592            541            388           2,049           1,505
  Selling, general and
    administrative                       2,439          1,122          1,188           5,731           4,368
                                     ---------      ---------      ---------       ---------       ---------
  Total operating expenses               3,031          1,663          1,576           7,780           5,873
                                     ---------      ---------      ---------       ---------       ---------
Operating income (loss)                   (709)           222           (139)           (685)           (462)
                                     ---------      ---------      ---------       ---------       ---------
Other (income) expenses:
  Interest expenses, net                   417            386            448           1,579           1,739
  Foreign currency loss (gain), net        137             (4)            (2)            398            (247)
  Loss (gain) on long-term investment      158             94            623             410           1,247
  Loss (gain) on dispose of assets          50              8            115             106             116
  Others                                    19              8            189            (422)           (139)
                                     ---------      ---------      ---------       ---------       ---------
  Total non-operating expenses             781            492          1,373           2,071           2,716
                                     ---------      ---------      ---------       ---------       ---------
Income (loss) before tax                (1,490)          (270)        (1,512)         (2,756)         (3,178)
                                     ---------      ---------      ---------       ---------       ---------

Income tax expense (benefit)              (551)          (288)          (151)         (1,152)           (247)
                                     ---------      ---------      ---------       ---------       ---------
Net income (loss) before minority
  interest                                (939)            18         (1,362)         (1,604)         (2,931)
                                     ---------      ---------      ---------       ---------       ---------

Minority interest                         (910)          (297)          (164)         (1,733)           (789)
Net income                                 (29)           315         (1,198)            129          (2,142)

Per share data:
                      EPS - Basic     NT$(0.01)       NT$0.10       NT$(0.37)        NT$0.04        NT$(0.66)
                    EPS - Diluted     NT$(0.01)       NT$0.10       NT$(0.37)        NT$0.04        NT$(0.66)

         Earnings per ADS - Basic    US$(0.001)      US$0.015      US$(0.053)       US$0.006       US$(0.098)
       Earnings per ADS - Diluted    US$(0.001)      US$0.015      US$(0.053)       US$0.006       US$(0.098)

Number of weighted average shares
  used in the EPS calculation (in
  thousands, retroactively adjusted
  for stock dividend)                3,090,678      3,090,678      3,254,800       3,090,678       3,254,800

Forex (NT$ per US$1)                     34.80          33.75          34.53           34.55           33.74


                                                      7                                    February 18, 2003

                    Advanced Semiconductor Engineering, Inc.
                    Consolidated Summary Balance Sheet Data
                               (In NT$ millions)
                                  (Unaudited)

                                                  As of                As of
                                              Dec. 31, 2002        Sep. 30, 2002
                                              -------------        -------------
Current assets:
  Cash and cash equivalents                          9,829               8,086
  Short-term investments                             2,038               4,359
  Notes and accounts receivable                      8,999               8,396
  Inventories                                        3,132               2,977
  Others                                             3,034               2,606
                                              ------------         ------------
  Total                                             27,032              26,424

Long-term investments                                6,567               6,673
Properties - net                                    63,089              63,792
Other assets                                         8,217               7,999
                                              ------------         ------------
Total assets                                       104,905             104,888
                                              ------------         ------------

Current liabilities:
  Short-term debts- revolving credit                 6,289               6,529
  Short-term debts- current portion of
     long-term debts                                 5,855               8,732
  Notes and accounts payable                         4,047               3,674
  Others                                             7,646               7,075
                                              ------------         ------------
  Total                                             23,837              26,010

Long-term debts                                     23,357              19,562
Convertible bond payable                             5,180               5,112
Other liabilities                                    3,022               3,670
                                              ------------         ------------
Total liabilities                                   55,396              54,354

Minority interest                                   10,078              11,019

Shareholders' equity                                39,431              39,515
                                              ------------         ------------
Total liabilities & shareholders' equity           104,905             104,888
                                              ------------         ------------

                                       8                       February 18, 2003